David S. Maltz

Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation

526 S. Church Street

Mail Code:  EC03T

Charlotte, NC 28202

Tel 704-382-3477

Fax 704-382-4439

September 20, 2007

VIA EDGAR AND FACSIMILE

Ellie Quarles

Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Duke Energy Corporation
Definitive 14A

Filed April 4, 2007
File No. 1-32853

Dear Ms. Quarles:

On behalf of Duke Energy Corporation, we have the following responses to the comments in your comment letter dated August 21, 2007 relating to Duke Energy Corporation’s (the “Company”) Definitive 14A (the “Proxy Statement”) filed by the Company on April 4, 2007 (Commission File No. 1-32853).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment. Capitalized terms used but not separately defined herein have the meanings given to such terms in the Proxy Statement.

General

1.                                      Please provide the disclosure required by Item 404(b) of Regulation S-K regarding your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a).  Also, identify any transaction required to be reported under Item 404(a) since the beginning of your last fiscal year where such policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

In future filings, the Company will provide the disclosure required by Item 404(b) of Regulation S-K and identify any transaction required to be reported under Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 23

2.                                      We refer you to Securities Act Release 8732A, Section II.B.1.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  The equity-related awards and overall compensation paid to Mr. Rogers were significantly higher than the compensation amounts received by other named executive officers.  Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

In future filings, the Company will provide additional disclosure explaining the reasons for the differences in the amounts of compensation awarded to the named executive officers.

3.                                      Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation.  Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration.  See Item 402(b)(2)(vii) of Regulation S-K.

In future filings, the Company will discuss how it structures and implements specific forms of compensation to reflect the named executive officer’s individual performance or contribution and will describe the elements of individual performance or contribution that it has taken into consideration.

Committee Advisors, page 24

4.                                      Please fully disclose the role of the compensation consultant in determining or recommending the amount or form of executive and director compensation, and discuss the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties.  See Item 407(e)(3)(iii) of Regulation S-K.  Please disclose whether your chief executive officer or chairman met with any compensation consultant used by the compensation committee.

In future filings, the Company will provide additional disclosure regarding the role of the compensation consultant in determining or recommending the amount or form of executive and director compensation and will discuss the material elements of the instructions or direction given to the compensation consultant with respect to the performance of its duties.  The Company will also disclose whether its chief executive officer or chairman met with any compensation consultant used by the compensation committee.

Setting Executive Compensation Consistent with Duke Energy’s …, page 25

5.                                      You indicate on page 25 that you review “internal pay equity” to determine pay.  Please discuss whether you considered this information to calculate pay based on a certain multiple of a specified employee’s compensation.

In future filings, the Company will discuss whether it considered a certain multiple of a specified employee’s compensation in its review of internal pay equity.

6.                                      To the extent that you engage in benchmarking your performance against the CDB Energy Services Industry Executive Compensation Database and the 2006 CDB General Industry Executive Compensation Database, please identify the components of each group.  See Item 402(b)(2)(xiv) of Regulation S-K.

The Company engages in benchmarking its named executive officers’ compensation against the 2006 CDB Energy Services Industry Executive Compensation Database and the 2006 CDB General Industry Executive Compensation Database, depending on the specific position being considered.  The benchmarking databases include 96 companies in the 2006 CDB Energy Services Industry Executive Compensation Database and 363 companies in the 2006 CDB General Industry Executive Compensation Database.  Although the Company does not believe an exhaustive listing of hundreds of companies is material information that would assist a reader in understanding the Compensation Committee’s philosophy and policy, in future filings, to the extent the Company continues to engage in such benchmarking practices, the Company will provide additional descriptive disclosure regarding the companies included in the applicable benchmark databases.

Short-Term Incentives, page 26

7.                                      You have not provided in the proxy statement quantitative and qualitative disclosure of the financial and operational targets for the 2007 short-term incentive plan.  See Instruction 2 to Item 402(b) of Regulation S-K.  Please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  See Instruction 4 to Item 402(b) and Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

In future filings, to the extent such disclosure could not result in competitive harm, the Company will provide quantitative and qualitative disclosure of the financial and operational targets for the short-term incentive plan for the most recently completed fiscal year.  The Company also will provide similar disclosure for the short-term incentive plan for the then-present fiscal year to the extent such disclosure could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.  The Company does believe, however, that certain information, if disclosed, could result in competitive harm.  Specifically, the Company believes that disclosure of the threshold and maximum earnings per share incentive goals (the “EPS goals”) could cause competitive harm.  In addition, disclosure of certain individual performance metrics could cause competitive harm.

The standards for what constitutes commercial or financial information, the disclosure of which could cause competitive harm were established pursuant to case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992).  Pursuant to this line of case law, it is not necessary to show actual competitive harm; but rather, actual competition and the likelihood of substantial injury are all that are necessary.

The Company would likely be substantially injured if competitors or counterparties were able to ascertain the EPS goals.  If the EPS goals are made available to the Company’s competitors or counterparties, they would gain an unfair advantage in a number of important ways. For example, it is possible that a service provider could deduce from the EPS goals, and thus the Company’s forecasted range of potential earnings, what the Company’s planned outage schedule could be for the upcoming year.  The counterparty could then use this information in negotiations for pricing of maintenance services to the Company.

For 2007, the named executive officers have several individual performance goals.  These goals include, among others, obtaining operation and maintenance savings, implementing diversity and inclusion strategies, implementing IT and HR systems, employee engagement, safety, customer satisfaction, completing of financial system projects, communicating with shareholders, and achieving rates and regulatory initiatives.  Although several of these performance goals are based on a subjective performance evaluation by the executive officers’ supervisor and/or Board of Directors, rather than an objective metric, disclosure of the objective metric for some performance goals could cause competitive harm to the Company.  For example, if a competitor knew of the Company’s targeted operation and maintenance cost savings amount, it could provide them a better view of our cost structures and profit margins and could enable our competitors to underbid us in the marketplace.  Similarly, if a service provider knew of the Company’s targeted system implementation goal, the service provider could overbid in its response to a request for proposal.

Potential Payments upon Termination of Employment or Change in Control, page 54

8.                                      You have not defined key terms such as “cause,” “good reason” or “change in control” as defined under the agreements you have described.   Please define the terms throughout this section instead of referring to the agreements in which they are contained.

In future filings, the Company will include the definition, or a summary thereof, of key terms rather than referring to the agreements in which such terms are contained.

9.                                      In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements.

In future filings, the Company will provide a description and explanation of how it determines the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  The Company will also discuss why it has chosen to pay certain multiples of the components of compensation under these arrangements.

*              *              *              *              *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 382-3477 with any questions regarding the foregoing.

Very truly yours,

/s/ David S. Maltz

David S. Maltz

Vice President, Legal and Assistant Corporate Secretary

cc:           James E. Rogers, Chairman, President and Chief Executive Officer